Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Six Months Ended June 30,				Year Ended December 31,
	2006	2005	July 15, 2005 to December 31, 2005	January 1, 2005 to July 14, 2005	2004	2003	2002	2001
	(successor)	(predecessor)	(successor)			(predecessor)
(Loss) income before income taxes	$(4,986)	$955	$(4,354)	$(5,179)	$2,716	$1,824	$2,935	$3,258

Fixed charges:
Interest on debt	12,877	4	5,787	5	10	20	30	38
Amortization of deferred financing costs	532	—	84	—	—	—	—	—
Estimated interest component of rent expense	226	19	108	23	38	37	38	37
Total fixed charges	13,635	23	5,979	28	48	57	68	75

Total earnings available for fixed charges	$8,649	$978	$1,625	$(5,151)	$2,764	$1,881	$3,003	$3,333

Ratio of earnings to fixed charges	na	42.5	na	na	57.6	33.0	44.2	44.4

(na)	Earnings are inadequate to cover fixed charges by $4,986 for the six months ended June 30, 2006, by $4,354 for the period from July 15, 2005 to to December 31, 2005 and by $5,179 for the period from January 1, 2005 to July 14, 2005.